EXHIBIT 99.1
NEWS RELEASE
BROOKFIELD PROPERTIES RE-OPENS
LOWER MANHATTAN PARK FOLLOWING
$8 MILLION RENOVATION
Zuccotti Park Named for Company’s U.S. Chairman
NEW YORK, June 1, 2006 — Brookfield Properties Corporation (BPO: NYSE, TSX) today re-opened the full block park adjacent to One Liberty Plaza in the heart of Lower Manhattan in a ceremony attended by New York Governor George E. Pataki and New York City Deputy Mayor for Economic Development & Rebuilding Daniel L. Doctoroff. The park has been re-named Zuccotti Park for John E. Zuccotti, the U.S. Chairman of Brookfield Properties, the Chairman of the Real Estate Board of New York, former First Deputy Mayor of the City of New York and former Chairman of the City Planning Commission.
“The revitalization of this park adjacent to the World Trade Center site is another symbol of the rebirth of downtown,” said Governor George E. Pataki. “The park has been re-imagined as an urban oasis and just like the new Lower Manhattan, it too will be vibrant day and night with 500 twinkling lights making the park a welcoming space for workers, residents and visitors. It is fitting that today we re-name the park after John Zuccotti, a man with a long-demonstrated commitment to public service and a great supporter of Lower Manhattan and New York City,” said Governor Pataki.
“Zuccotti Park will most certainly become one of Lower Manhattan’s treasured public spaces,” said Deputy Mayor Doctoroff. “As Mayor Bloomberg outlined in his vision for Lower Manhattan, we must continue to build a 24/7 downtown community and today’s opening is another wonderful indicator that we are on track.”
“We are proud to re-open Zuccotti Park with an elegant new design and important public art and to name it after a man with an outstanding record in both the public and private sectors, a man whose vision, energy and passionate devotion to our city and to Lower Manhattan have made a positive, indelible mark,” said Ric Clark, President & CEO of Brookfield Properties Corporation. “We are delighted to welcome Lower Manhattan’s residents, workers and visitors to come and enjoy Zuccotti Park.”
The park was badly damaged on September 11th and served as a staging area for the recovery effort. Brookfield Properties invested $8 million in the renovation of the park which now features a pink granite ground cover, tables and seating, 500 in-ground lights and a grove of 54 honey locust trees. Designed by Cooper Robertson Associates, the renovated park is laid out on a diagonal from northwest to southeast to accommodate the heavy pedestrian traffic traversing the park.

Two significant works of art have been placed in opposite corners of the park. Mark di Suvero’s “Joie de Vivre,” a 70’ work of steel painted red, stands at the southeast corner on Broadway. It is di Suvero’s first permanent piece in New York City, a gift of Agnes Gund, President Emerita of the Museum of Modern Art.
“Double Check” by J. Seward Johnson, a bronze cast of a man with a briefcase, sat in the original Liberty Plaza Park for 20 years and served as a symbol of survival in the aftermath of September 11th. The piece now rests on a granite bench beneath a grand London plane tree, facing the Trade Center site at the park’s northeast corner.
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Brookfield Properties Corporation, one of North America’s largest commercial real estate companies, owns, develops and manages premier office properties. The portfolio comprises 67 commercial properties totaling 48 million square feet and ten development properties totaling eight million square feet in the downtown cores of New York, Boston, Washington, D.C., Toronto, Calgary and Ottawa. Landmark properties include the World Financial Center in New York City and BCE Place in Toronto. Brookfield Properties trades on the New York and Toronto stock exchanges under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone: (212) 417-7215; email: mcoley@brookfieldproperties.com.
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This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties — Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.